FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of December 2009

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) 106th Fiscal Year Second Quarter

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: December 1, 2009	By:	/s/ Shinichiro Watanabe
Shinichiro Watanabe
Senior Corporate Managing Director

[English Translation]

NOMURA

106th Fiscal Year Second Quarter

To Our Shareholders

I am pleased to report that Nomura posted profits in both the first and second quarters of the current fiscal year. In addition to stable revenues in both the Retail and Asset Management segments, revenues from overseas operations contributed significantly to overall results. We are now seeing the fruits from last year’s personnel acquisitions in Asia and Europe.

Pursuant to our basic dividend policy, the dividend to common shareholders of record on September 30, 2009, is 4 yen per common share.

We conducted a global offering in October, raising approximately 430 billion yen. This new capital will help us to accurately respond to our clients’ needs as well as bolster our capital base ahead of the anticipated tightening of capital requirements. We intend to use the funds raised from the offering to achieve further growth in both our domestic operations and across our international wholesale franchise. In particular, we will build out our business in the US to enhance our ability to provide world-class products and services.

We will fully leverage our strengthened financial base to further increase our ability to generate revenues and to boost shareholder value as part of our drive to become a truly global investment bank.

We look forward to your continued support.

November 2009

Kenichi Watanabe

Director

President & Chief Executive Officer

Financial Highlights

Nomura Holdings, Inc. and its consolidated entities (“Nomura”) reported net revenue of 298.4 billion yen in the first quarter (April 1, 2009 – June 30, 2009). Pretax income was 31.4 billion yen, while net income for the quarter was 11.4 billion yen. In the second quarter (July 1, 2009 – September 30, 2009), net revenue amounted to 300.0 billion yen, pretax income was 27.3 billion yen and net income for the quarter was 27.7 billion yen.

First Quarter

As the turmoil in financial markets subsided, Nomura focused on accurately grasping the changes in the market environment and expanding business opportunities with clients, both in the retail and wholesale businesses. As a result, earnings recovered significantly and we achieved our first quarterly profit in six quarters.

Our newly expanded and enhanced platform for delivering world-class products and services became fully operational during the quarter, and the resulting business growth both in Japan and overseas contributed greatly to earnings.

Second Quarter

Nomura posted a profit for the second consecutive quarter, reflecting stable revenues from our strong business base in Japan and from new platforms established overseas.

Focusing on business related to equities, fixed income and currency transaction orders from clients, we were profitable in Japan as well as in all three overseas regions (Europe, Asia and the Americas), and have made progress in diversifying our revenue sources, achieving balanced contributions from both within Japan and overseas.

Segment Information (April – September 2009)

Retail

First half (April – September) net revenue totaled 188.5 billion yen, with pretax income of 54.2 billion yen. Of this, second quarter (July – September) net revenue amounted to 93.2 billion yen, while pretax income totaled 26.4 billion yen.

—	Nomura continued to provide consulting-based services to retail clients and as a result recorded monthly purchases of over 1 trillion yen from April onwards.

—	Nomura sold 400 to 500 billion yen of investment trusts each month, thereby retaining a large share of the domestic retail market.

—	Nomura’s client base grew steadily, as retail client assets* increased to 68.9 trillion yen as of September 30, 2009.

*Balance of client assets in Retail segment

Asset Management

First half (April – September) net revenue totaled 35.1 billion yen, with pretax income of 9.6 billion yen. Of this, second quarter (July – September) net revenue amounted to 16.5 billion yen, while pretax income totaled 4.5 billion yen.

—	With robust investment trust sales, assets under management grew by 2.7 trillion yen from the end of March to 22.9 trillion yen as at the end of September. Nomura’s share of Japan’s stock investment trust market increased from 16.1% at the end of March to 17.1% at the end of September.

—	Nomura made progress in the global expansion of its asset management business, particularly in Asia. In July, Nomura Asset Management joined with an Indian asset management company (a subsidiary of India’s largest life insurance company) to launch an investment trust company joint venture.

Global Markets

First half (April – September) net revenue totaled 361.6 billion yen, with pretax income of 108.9 billion yen. Of this, second quarter (July – September) net revenue amounted to 174.5 billion yen, while pretax income totaled 46.7 billion yen.

—	Equities and fixed income transactions from clients expanded rapidly in Japan, Europe and Asia.

—	In the equities business, Nomura took the number one position on the London Stock Exchange in terms of monthly trading volume for three consecutive months from July to September. Trading volume on Asian markets also increased substantially.

—	In the fixed income business, Nomura continued to enhance its platform to provide world-class products and services. Nomura was number one in JGB closing bid rankings and regained its Primary Dealership in the US.

Investment Banking

First half (April – September) net revenue totaled 46.6 billion yen, with pretax loss of 15.1 billion yen. Of this, second quarter (July – September) net revenue amounted to 20.9 billion yen, while pretax loss totaled 9.7 billion yen.

—	Nomura was involved in many financing and M&A transactions by Japanese companies, as both areas were active during the period. In particular, we commanded an overwhelming market share in the domestic underwriting business.

—	Internationally, Nomura executed a steadily increasing number of large deals, and is continuing to build the segment’s revenue base.

Merchant Banking

First half (April – September) net revenue totaled 2.8 billion yen, with pretax loss of 2.3 billion yen. Of this, second quarter (July – September) net revenue amounted to 3.9 billion yen, while pretax income totaled 1.3 billion yen.

—	In the second quarter, Merchant Banking returned to profit for the first time in four quarters following the sale of its stake in an investee company, a gain from the increase in valuation of a bio-pharma venture in Europe, and other factors.

—	Nomura continued to add value to existing investee companies.

Shareholder Notes
Fiscal Year	April 1 to March 31

Number of Shares Constituting One Trading Unit	One Hundred (100)

Record Date for Dividend Payments	September 30	March 31

(Dividend Payment Date)	(December 1)	(June 1)

Annual Meeting of Shareholders	Held in June

Share Registrar /
Management Agency of Special Accounts	Mitsubishi UFJ Trust and Banking Corporation

Special Note Regarding Forward-Looking Statements

This report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our business, our industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of our results of operations or financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position expressed or implied by any forward-looking statement in this report.